NEWS RELEASE

Endeavour Identifies Eight Prospective Mineralized Zones on Santa Cruz Mine Property,
Durango, Mexico

February 17, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V) announces it has identified eight prospective mineralized zones for drilling on the Santa Cruz silver mine property, Guanacevi district, Durango, Mexico.

Each prospective mineralized zone is marked by the presence of high grade silver assays over mineable vein widths, as recognized by Endeavour’s diamond drilling, geological mapping and channel sampling program and/or a review of prior exploration data. The eight zones occur within the main Santa Cruz vein and related sub-parallel vein splays, over a 3000 m strike length and are from northwest to southeast as follows:

North Porvenir is the northwestern-most mineralized zone, it does not outcrop on surface, and therefore represents a new, blind, high grade discovery found by drilling in 2003 and 2004. The North Porvenir zone was the main focus of Endeavour’s US $1 million exploration and development program over the past eight months. As highlighted in Endeavour’s February 7, 2005 news release, North Porvenir has now been extended by drilling over a 600 m length by at least 300 m in depth, still open in all directions. Some of the better drill results include 1183 gpt Ag and 1.55 gpt Au (37.2 opt Ag eq.) over 3.55 m in hole NP12A-1 and 1513 gpt Ag and 1.33 gpt Au (46.4 opt Ag eq.) over 2.15 m in hole NP9-1. Endeavour plans to release an initial resource estimate for North Porvenir in early March.

El Pelayo was previously developed and mined near surface on a neighbouring property over a 300 m length down to 60 m in depth. The vein dips onto the Santa Cruz property around 100 m in depth. Some of the better channel samples from the lowest neighbouring mine level #3 include 1756 gpt Ag and 1.9 gpt Au (54.5 opt Ag eq.) over 4 m, 1710 gpt Ag and 1.50 gpt Au (52.5 opt Ag eq.) over 2.00 m and 888 gpt Ag and 3.70 gpt Au (32.4 opt Ag eq.) over 2.4 m. Drill hole BP-1 intersected two veins about 50 m below mine level #3 that returned 200 gpt Ag and 0.44 gpt Au (6.6 opt Ag eq.) over 2.55 m and 454 gpt Ag and 1.76 gpt Au (16.3 opt Ag eq.) over 4.60 m. This data has not been confirmed by re-sampling and therefore should not yet be relied upon. However, the fact El Pelayo was mined historically from surface to 60 m deep is clear evidence of the prospective nature and continuity of this mineralized zone to depth.

North Santa Cruz was previously mined and explored along a 200 m length to 30 m in depth. Previous channel sampling along the vein in the North Santa Cruz ramp returned on average 281 gpt Ag and 0.44 gpt Au (9.0 opt Ag eq.) over a 2.1 m width. This prospective mineralized zone is completely untested by drilling down dip.

Deep Santa Cruz is a quartz-sulfide breccia zone that represents the roots of the historic Santa Cruz orebody mined continuously near surface over a 450 m length down to 300 m in depth. Systematic crosscutting and drilling by Penoles in the 1980’s of this zone on or below the lowest mine level #13 returned consistently high grade results including 1562 gpt Ag and 2.83 gpt Au (50.5 opt Ag eq.) over 11.64 m in hole P-40 and 1202 gpt Ag and 3.62 gpt Au (41.4 opt Ag eq.) over 7.23 m in hole P-47. The Deep Santa Cruz mineralized zone is still open to a certain extent both along strike and down dip.

Venado Breccia is another quartz-sulfide breccia zone that has been traced for up to 100 m in length and from mine level #11 up 225 m to surface within the old Santa Cruz mine. Sampling in the raise between levels #6 and #10 returned results such as 576 gpt Ag and 1.10 gpt Au (18.7 opt Ag eq.) over 1.45 m and

414 gpt Ag and 0.75 gpt Au (13.4 opt Ag eq.) over 1.65 m. This prospective mineralized zone has been mapped up to 10 m thick and is completely untested below mine level #11.

Victor Breccia is a distinct rhodonite-sulfide breccia zone up to 150 m long in a subparallel vein splay to the main Santa Cruz vein, both of which were mined from surface down 100 m to mine level #6 in this area. Recent mining in the Victor ramp below level #6 recovered a 1600 tonne stope grading around 350 gpt Ag and 0.5 gpt Au (11.1 opt Ag eq.). Recent channel sampling underground returned values up to 1230 gpt Ag and 1.65 gpt Au (38.8 opt Ag eq.) over 2.1 m and 533 gpt Ag and 0.53 gpt Au (16.5 opt Ag eq.) over 1.95 m. The Victor Breccia zone is wide open down dip and also includes three other hanging-wall veins that have low silver grades where sampled, but appear to be entirely unexplored.

Section 350 SE is an 80 m long mineralized zone identified by Penoles channel sampling on mine level #6. It grades 536 gpt Ag and 0.8 gpt Au (17.0 opt Ag eg.) over 1.10 m in width. No other exploration work has been completed in this area.

South Prieta is the southeastern-most mineralized zone and was mined in 2001-2002 on a neighbouring property over a 100 m length down to 125 m in depth, where this mineralized zone dips onto the Santa Cruz property. Two prior drill holes on the neighbouring property returned 326 gpt Ag and 0.55 gpt Au (10.5 opt Ag eq.) over 4.05 m in hole PR-1 and 260 gpt Ag and 0.33 gpt Au (8.2 opt Ag eq.) over 5.10 m in hole PR-2. This data has not been confirmed by re-sampling and so should not yet be relied upon. However, Endeavour did conduct limited channel sampling underground and confirmed values up to 700 gpt Ag over 1.0 m in remnant pillars. The South Prieta mineralized zone remains wide open down dip. Endeavour plans to test each of the eight prospective mineralized zones on the Santa Cruz mine property by drilling in 2005. Two surface drill rigs are currently working to continue defining the North Porvenir zone, up to three additional surface drill rigs will become available shortly to test the other zones, and an underground drill rig will also be contracted.

The fiscal 2005 exploration program and budget (commencing March 1) will be released in early March as part of the 2004 annual review and 2005 operating forecast for the Santa Cruz project.

Godfrey Walton, Vice President of Exploration, stated “ We are pleasantly surprised by both the number and quality of mineralized targets our exploration team has been able to identify at Santa Cruz over the past few months. The Company plans to aggressively explore each of these mineralized zones in 2005 in order to continue the already rapid growth of Endeavour’s silver resources and production.”

Godfrey Walton, M.Sc, P.Geo., is the Qualified Person supervising the Phase 1 surface drilling and underground sampling programs on the Santa Cruz property. He has instituted a Quality Control sampling program of blanks and duplicates to monitor the integrity of all assay results. All drill core is split by Endeavour personnel at the Guanacevi camp and then driven to Durango where it is couriered to the Chemex lab in Hermosillo. Core samples are dried, crushed, split and a 30 gram sub sample is taken for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish. Endeavour Silver Corp. (EDR : TSX-V) is a small-cap exploration and mining company focused on aggressively expanding its portfolio of high grade silver-gold properties, reserves and production in Mexico. Canarc Resource Corp. (CCM: TSX) holds a minority shareholding in the Company.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
President and CEO

For more information, please contact Hugh Clarke at Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

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